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19
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06004543

SEC[illegible] MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2006 MAIL PROCESSING SECTION WASH. D.C. 209

SEC FILE NUMBER
8- 33541

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Discount Brokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27600 Chagrin Blvd., Suite 140
(No. and Street)

Beachwood, (City) Ohio (State) 44122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sherry L. Bruce (216) 765-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mills, Potoczak & Company
(Name – *if individual, state last, first, middle name*)

27600 Chagrin Blvd., Suite 200 (Address) Cleveland, (City) Ohio (State) 44122 (Zip Code)

PROCESSED
MAY 04 20[illegible]
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sherry L. Bruce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Discount Brokers, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MY COMMISSION EXPIRES SEPT 24, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

For the Period From January 1, 2005 to December 31, 2005

State Discount Brokers, Inc.
(Name of Respondent)

27600 Chagrin Boulevard
Cleveland, Ohio 44122
(Address of Principal Executive Office)

Ms. Sherry L. Bruce
State Discount Brokers, Inc.
27600 Chagrin Boulevard
Cleveland, Ohio 44122
(216-765-8500)
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

STATE DISCOUNT BROKERS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2005 AND 2004

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income (Loss)	3
Statement of Changes in Shareholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 10
Supplemental Information	
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1	11 – 12
Schedule II – Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Pursuant to Rule 15c3-3	13
Supplemental Report of Independent Auditors on Internal Accounting Control	14 – 15

Mills, Potoczak & Company
Certified Public Accountants and Business Advisors

27600 Chagrin Boulevard
Suite 200
Cleveland, Ohio 44122-4464
Phone: 216.464.7481
Fax: 216.464.7581
www.mpccpa.com

Mark G. Mills
William M. Potoczak

Independent Auditors' Report

To the Shareholder
State Discount Brokers, Inc.

We have audited the accompanying statement of financial condition of State Discount Brokers, Inc. (a wholly-owned subsidiary of S. L. Bruce Financial Corp.) as of December 31, 2005 and 2004, and the related statements of income (loss), changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (the "1934 Act"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of State Discount Brokers, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the 1934 Act. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mills, Potoczak & Company

February 7, 2006
Cleveland, Ohio

STATE DISCOUNT BROKERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
Cash and equivalents	$ 2,495	$ 8,108
Cash on deposit with clearing broker (Note 2)	57,147	50,000
Receivable from clearing broker	23,201	32,926
Amounts due from related parties (Note 3)	150,104	141,459
Other receivables	4,307	1,955
Fixed assets, net (Note 4)	69,500	75,522
Deferred income taxes (Note 7)	6,211	9,495
Prepaid expenses, deposits and other	24,405	25,724
	$ 337,370	$ 345,189
LIABILITIES AND EQUITY		
Notes payable (Note 5)		$ 5,322
Accounts payable and accrued expenses	$ 12,911	11,671
Commitments (Note 8)		
Shareholder's equity	324,459	328,196
	$ 337,370	$ 345,189

See accompanying notes.

STATE DISCOUNT BROKERS, INC.

STATEMENT OF INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUE		
Commissions	$ 456,922	$ 533,693
Interest and dividends	202,412	224,061
Order flow	6,717	14,655
Other	93,253	99,252
	759,304	871,661
EXPENSES		
Floor brokerage, exchange and clearing fees	143,494	164,283
Compensation, benefits and payroll taxes	347,031	351,998
Communications	69,547	95,730
Occupancy and equipment rent	84,478	89,387
Advertising	5,832	12,342
Professional fees	25,404	48,962
Other operating expenses	87,190	114,879
	762,976	877,581
LOSS BEFORE INCOME TAXES	(3,672)	(5,920)
INCOME TAXES	65	1,432
NET LOSS	$ (3,737)	$ (7,352)

See accompanying notes.

STATE DISCOUNT BROKERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2005 AND 2004

	COMMON STOCK								
	SHARES (a)		AMOUNT		CONTRIBUTED CAPITAL		RETAINED EARNINGS (DEFICIT)		TOTAL
BALANCE, JANUARY 1, 2004	1,000	$	100,000	$	324,922	$	(89,374)	$	335,548
NET LOSS							(7,352)		(7,352)
BALANCE, DECEMBER 31, 2004	1,000		100,000		324,922		(96,726)		328,196
NET LOSS							(3,737)		(3,737)
BALANCE, DECEMBER 31, 2005	1,000	$	100,000	$	324,922	$	(100,463)	$	324,459

(a) No par value; stated value $100.

See accompanying notes.

STATE DISCOUNT BROKERS, INC.

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOW FROM OPERATIONS		
Net loss	$ (3,737)	$ (7,352)
Adjustments to reconcile net loss to cash used by operating activities		
Depreciation and amortization	7,202	12,556
Loss on disposal of assets	345	1,598
Deferred income taxes	3,284	1,432
Change in assets and liabilities		
Deposit with clearing broker	(7,147)	
Receivable from clearing broker	9,725	(3,393)
Amounts due from related parties	(5,038)	(590)
Other receivables	(2,352)	10,140
Prepaid expenses, deposits and other	1,319	6,400
Accounts payable and accrued expenses	1,240	(7,098)
Cash flow provided by operating activities	4,841	13,693
CASH FLOW FROM INVESTING		
Acquisition of fixed assets	(1,525)	(1,947)
Advances to related parties, net	(3,607)	(18,085)
Cash flow used by investing activities	(5,132)	(20,032)
CASH FLOW FROM FINANCING		
Repayment of bank loan, net	(5,322)	(6,897)
Cash flow used by financing activities	(5,322)	(6,897)
DECREASE IN CASH	(5,613)	(13,236)
CASH, BEGINNING OF YEAR	8,108	21,344
CASH, END OF YEAR	$ 2,495	$ 8,108

See accompanying notes.

1. Description of business and summary of significant accounting policies:

Description of business:

State Discount Brokers, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act"). The Company is a wholly owned subsidiary of S.L. Bruce Financial Corp. (the "Parent"), and currently has one office, which is located in Cleveland, Ohio.

The Company does not carry customer accounts or securities, but rather operates as an introducing broker on a fully disclosed basis with an unrelated clearing firm. The Company transmits all funds and delivers all securities received. The Company does not hold funds or securities for customers, nor does it owe any funds or securities to customers. The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") because it operates under Section (k)(2)(ii) of that Rule.

The Company is required to maintain a minimum net capital balance (as defined) of $50,000, pursuant to the SEC's Uniform Net Capital Rule 15c3-1. The Company's net capital balance was $69,932 at December 31, 2005. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was .185 to 1 at December 31, 2005.

Securities transactions:

Customer securities transactions and related commission revenue and expenses are recorded on a settlement date basis, which is generally the third business day following the trade. The effect of using the settlement date rather than the trade date basis is not material.

Cash and equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Accounts receivable:

Accounts receivable are stated at cost. The Company uses the direct write-off method to account for bad debt expense. Account balances are written off as un-collectible on a case-by-case basis, principally when the Company has not received payment after exhausting all intended collection efforts. The Company had write-offs of $0 in 2005 and $6,310 in 2004. No interest is accrued on past due balances.

1. Description of business and summary of significant accounting policies (continued):

Fixed assets:

Fixed assets are stated at cost. Depreciation of computer and office equipment and furniture and fixtures is calculated using the declining balance method over 5 to 7 years. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or useful life of the improvement. For income tax purposes, the Company uses accelerated methods, where permitted.

Software development costs incurred in connection with the Company's web site were capitalized and amortized using the straight-line method over three years. Costs incurred to maintain the web site, including costs to modify web site content, are expensed as incurred.

Advertising costs:

Advertising costs are expensed as incurred.

Income taxes:

Deferred tax liabilities or assets are recognized based on the expected future tax consequences of all transactions that have been recognized in the financial statements. Such tax consequences are measured based on the provisions of enacted tax laws. Deferred tax assets (prepaid income taxes) are recognized where it is more likely than not that such assets will be realized. Deferred income taxes principally arise from differences between financial reporting and tax depreciation.

The Company files a consolidated income tax return with its Parent. The Parent allocates consolidated income taxes to the Company based on its proportionate share of taxable income. Any income tax liabilities (or refundable income taxes) are owed to (or receivable from) the Parent.

Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Cash on deposit with clearing broker:

The Company maintains a security deposit with its principal clearing broker, and earns interest thereon in accordance with the terms of the clearing agreement.

3. Amounts due from related parties:

	2005	2004
Note from the Company's president	$101,995	$ 98,388
Amount due from Parent	33,484	28,699
Other receivables	14,625	14,372
	$150,104	$141,459

The note from the Company's president is payable on December 31, 2006, which includes interest at 4.74%. The Company earned interest income of $4,634 in 2005 and $4,205 in 2004. No collateral was pledged for the note. The Company's president is the sole shareholder of the Parent.

The amount due from Parent and other receivables are due on demand. No collateral is pledged for either balance. The amount due from Parent includes income tax benefits of $9,510 at December 31, 2005 and $5,726 at December 31, 2004.

The Company pays a management fee to its Parent for leased equipment, debt service and other administrative costs. Management fees of $5,806 in 2005 and $24,000 in 2004 are included in professional fees.

4. Fixed assets:

	2005	2004
Leasehold improvements	$ 79,774	$ 79,275
Furniture and fixtures	81,569	81,569
Computer and office equipment	78,900	78,308
Software development costs	58,850	58,850
	299,093	298,002
Accumulated depreciation and amortization	229,593	222,480
	$ 69,500	$ 75,522

5. Notes payable:

The Company has an unsecured line of credit with Bank One (the "Bank"). Outstanding borrowings bear interest at the Bank's prime rate plus 2¼% (9½% at December 31, 2005) and are payable on demand. Interest is payable monthly. The Company's president guarantees payment. The notes were paid in full during 2005.

The Company paid interest of $361 in 2005 and $553 in 2004.

6. Employee benefit plans:

The Company has a profit sharing plan that covers substantially all employees. The Company may make contributions to the plan at the discretion of the Board of Directors. The Company did not make contributions to the plan in 2005 or 2004.

7. Income taxes (benefit):

	2005	2004
Current federal	$ (3,219)	
Deferred federal	3,284	$ 1,432
	$ 65	$ 1,432

The effective income tax rate includes the effect of lower bracket income tax rates, certain non-deductible expenses, and the expiration of net operating loss carry-forwards. Deferred income taxes principally result from accelerated depreciation used for income tax purposes, and available net operating loss carry-forwards.

The Parent had net operating loss carry-forwards of $42,000 at December 31, 2005, which expires beginning in 2023.

The Company paid no income taxes in 2005 and $487 in 2004.

8. Commitments:

The Company leases office space, certain office equipment and a vehicle under operating leases. At December 31, 2005, the future minimum lease payments are $67,294 in 2006, $52,018 in 2007 and $34,112 in 2008. Rent expense was $77,237 in 2005 and $79,761 in 2004.

9. Finding by NASD Special Investigator:

A Special Investigator for the NASD issued a finding on February 9, 2004 that the Company was required to maintain a minimum net capital balance (as defined) of $100,000 (the "$100,000 requirement"), rather than the $50,000 minimum that the Company believed should have been required. The Special Investigator's finding was based on his assertion that the Company executed more than ten (10) proprietary trades during 2003 and 2004. These trades involve "worthless securities" for which customers must execute a trade in order to attain a tax deduction for the loss of value.

The Company contended that it did not execute these trades, but rather the trades were executed by the Company's clearing firm, and that any shares transferred to the Company were solely for the purpose of accommodating customers who no longer desired to hold worthless securities in their accounts. On March 3, 2004, the NASD granted the Company relief from the $100,000 requirement predicated on the Company's stated intention not to enter into any proprietary trades during the remainder of calendar year 2004. The NASD also indicated that if, for whatever reason, the Company engaged in any proprietary trades during the remainder of calendar year 2004, the $100,000 requirement would immediately take effect. The Company did not enter into any proprietary trades from March 3, 2004 to December 31, 2004. During the year ended December 31, 2005 the Company executed four (4) proprietary trades.

STATE DISCOUNT BROKERS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

NET CAPITAL		
Total shareholder's equity from statement of financial condition	$	324,459
Deductions and/or charges		
Nonallowable assets (per following schedule)		(254,527)
Net capital before haircuts on security positions		69,932
Haircut on money market instruments		
NET CAPITAL	$	69,932
AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition	$	12,911
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
6 2/3% of aggregate indebtedness	$	861
Minimum required net capital	$	50,000
Net capital requirement	$	50,000
EXCESS NET CAPITAL	$	19,932
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.185 to 1.00
EXCESS CAPITAL AT 1000%	$	68,641
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	70,027
Audit adjustment related to accounts receivable		(95)
NET CAPITAL, PER ABOVE	$	69,932

See accompanying notes.

STATE DISCOUNT BROKERS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 (CONTINUED)

DECEMBER 31, 2005

NONALLOWABLE ASSETS

Amounts due from related parties	$	150,104
Other receivables		4,307
Furniture, fixtures and office equipment, net of accumulated depreciation		6,015
Leasehold improvements, net of accumulated amortization		63,485
Deferred income taxes		6,211
Prepaid expenses and deposits		24,405
	$	254,527

See accompanying notes.

STATE DISCOUNT BROKERS, INC.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2005

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Mills, Potoczak & Company

Certified Public Accountants and Business Advisors

27600 Chagrin Boulevard
Suite 200
Cleveland, Ohio 44122-4464
Phone: 216.464.7481
Fax: 216.464.7581
www.mpccpa.com

Mark G. Mills
William M. Potoczak

Supplemental Report of Independent Auditors on Internal Accounting Control

To the Shareholder
State Discount Brokers, Inc.

In planning and performing our audit of the financial statements of State Discount Brokers, Inc. (the "Company") as of December 31, 2005 and for the year then ended, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities amounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons,

(2) Recordation of differences required by Rule 17a-13, and

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mths, Potoczaki Company

February 7, 2006
Cleveland, Ohio